

November 9, 2020

Sean Goodman
Chief Financial Officer
AMC Entertainment Holdings, Inc.
One AMC Way
11500 Ash Street
Leawood, Kansas 66211

>   **Re: AMC Entertainment Holdings, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 2, 2020**
>   **File No. 333-249788**

Dear Mr. Goodman:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Taylor Beech at 202-551-4515 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services